SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           Notification of Late Filing

                                            Commission  File  Number:  000-25496
(Check  one)

|X|  Form  10-K  and  Form  10-KSB        | |  Form  11-K
| |  Form  20-F      | |  Form  10-Q  and  Form  10-QSB      | |  Form  N-SAR

     For  the  period  ended  June  30,  1999

| |  Transition  Report  on  Form  10-K  and  Form  10-KSB
| |  Transition  Report  on  Form  20-F
| |  Transition  Report  on  Form  11-K
| |  Transition  Report  on  Form  10-Q  and  Form  10-QSB
| |  Transition  Report  on  Form  N-SAR

     For  the  transition  period  ended  ____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which notification relates: ____________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:                   HyperDynamics  Corporation
Former name if applicable:                 Not  applicable
Address of principal executive office:     2656  South  Loop  West,  Suite  103
City, State and Zip Code:                  Houston,  Texas  77054

                                     PART II
                             RULE 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

(a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Registrant's annual report on Form 10-KSB could not be filed within the prescribed time period because management is presently involved in negotiations for a transaction.

                                     PART IV

                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:
     Kent  Watts        (713)                 839-9300
     -----------        ------------------------------------
     (Name)             (Area  Code)     (telephone  Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                             |X|  YES     |  |  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                             |X|  YES     |  |  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Explanation:     Management  has  not  yet prepared the Form 10-KSB nor has
     -----------
management  evaluated  the  audit  for  the  fiscal  year  ended  June 30, 1999.

                            HyperDynamics Corporation
                   (Name of Registrant as Specified in Charter

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

September  27,  1999                    __________________________
                                        By  /s/  Kent  Watts
                                        --------------------------
                                        Kent  Watts
                                        Chief  Executive  Officer